CERTIFICATE OF DESIGNATION, PREFERENCES
AND RIGHTS OF
SERIES B CONVERTIBLE PREFERRED STOCK
OF
ZOO ENTERTAINMENT, INC.

(Pursuant to Section 151 of the
Delaware General Corporation Law)

Zoo Entertainment, Inc., a Delaware corporation (the “Corporation”), hereby certifies that the following resolution was duly approved and adopted by the Board of Directors of the Corporation (the “Board of Directors”) at a meeting of the Board of Directors held on November 13, 2009, which resolution remains in full force and effect on the date hereof:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board by the provisions of the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) and its By-Laws (the “Bylaws”), and in accordance with Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), there is hereby created, out of the 5,000,000 shares of preferred stock, par value, $0.001 per share (the “Preferred Stock”), of the Corporation remaining authorized, unissued and undesignated, a series of the Preferred Stock consisting of 1,200,000 shares, which series shall have the powers, designations, preferences and relative, participating, optional or other rights as set forth herein:

SECTION 1                              Designation of Amount.

(a)           One Million Two Hundred Thousand (1,200,000) shares of Preferred Stock shall be, and hereby are, designated as the “Series B Convertible Preferred Stock” (the “Series B Preferred Stock”), par value $0.001 per share.

(b)           Subject to the requirements of the DGCL, the Certificate of Incorporation and this Certificate of Designation, the number of shares of Preferred Stock that are designated as Series B Preferred Stock may be increased or decreased by vote of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than the number of such shares then outstanding plus the number of such shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any other outstanding securities issued by the Corporation that are convertible into or exercisable for Series B Preferred Stock.  Any shares of Series B Preferred Stock converted, redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall, automatically and without further action, be retired and canceled promptly after the acquisition thereof, and shall become authorized but unissued shares of Preferred Stock when the Corporation shall take such action as may be necessary to reduce the number of authorized shares of the Series B Preferred Stock and may be reissued as part of a new series of any class or series of Preferred Stock in accordance with the Certificate of Incorporation and this Certificate of Designation.

SECTION 2                              Certain Definitions.

Unless the context otherwise requires, the terms defined in this Section 2 shall have, for all purposes of this resolution, the meanings specified (with terms defined in the singular having comparable meanings when used in the plural).

“Common Stock” shall mean the common stock, par value $0.001 per share, of the Corporation.

“Common Stock Equivalents” means any securities of the Company or subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Price” shall mean $0.01, subject to adjustment from time to time in accordance with Section 6(c).

“Fair Market Value” shall mean, with respect to any listed security, its Market Price, and with respect to any property or assets other than cash or listed securities, the fair value thereof determined in good faith by the Board of Directors with the consent of the Requisite Holders.

“Initial Issue Date” shall mean the date that shares of Series B Preferred Stock are first issued by the Corporation.

“Market Price” means, as to any class of listed securities, the average of the closing prices of such security’s sales on all United Sates securities exchanges on which such security may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted by Pink Sheets, LLC as of 4:00 P.M., New York time, on such day, or, if on any day such security is not quoted by the Pink Sheets, LLC, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar or successor organization, in each such case averaged over a period of 21 days consisting of the day as of which “Market Price” is being determined and the 20 consecutive business days prior to such day. If the applicable security is not listed on any securities exchange or listed and traded in a manner that the prices or quotations referred to above are available for the period required hereunder, the Market Price shall be deemed to be the fair value per share of such security as mutually agreed upon by the Corporation and the Requisite Holders.

“Original Purchase Price” shall mean $10.00.

“person” shall mean any individual, partnership, company, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or agency or political subdivision thereof, or other entity.

“Purchase Agreement”  shall mean that certain Securities Purchase Agreement, by and among the Corporation and the investors set forth therein, which contemplates a financing to raise a maximum of up to $20,000,000 through the sale of shares of Series A Preferred Stock.

“Requisite Holders” shall mean the holders of at least 75% of the then outstanding shares of Series B Preferred Stock.

“Series B Recapitalization Event” shall mean any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event involving a change in the capital structure of the Series B Preferred Stock.

“Series A Certificate of Designation” shall mean the Company’s Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock.

“Series A Preferred Stock” shall mean the shares of the Company’s Series A Convertible Preferred Stock, par value $0.001 per share, issued on the terms set forth in the Series A Certificate of Designation.

“Subsidiary” means, with respect to any person, (a) a company a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such person, by a subsidiary of such person, or by such person and one or more subsidiaries of such person, (b) a partnership in which such person or a subsidiary of such person is, at the date of determination, a general partner of such partnership, or (c) any other person (other than a company) in which such person, a subsidiary of such person or such person and one or more subsidiaries of such person, directly or indirectly, at the date of determination thereof, has (i) at least a majority ownership interest, (ii) the power to elect or direct the election of the directors or other governing body of such person, or (iii) the power to direct or cause the direction of the affairs or management of such person.  For purposes of this definition, a person is deemed to own any capital stock or other ownership interest if such person has the right to acquire such capital stock or other ownership interest, whether through the exercise of any purchase option, conversion privilege or similar right. A Subsidiary shall, where applicable, also include any direct or indirect subsidiary of the Corporation formed or acquired after the date hereof.

SECTION 3                              Voting Rights.

(a)           General.  Except as otherwise provided by the DGCL and in addition to any voting rights provided by the DGCL or other applicable law, the holders of Series B Preferred Stock shall be entitled to vote (or render written consents) together with the holders of the Series A Preferred Stock, Common Stock and any other class or series of capital stock of the Corporation entitled to vote together with the holders of the Common Stock as a single class on all matters submitted for a vote of (or written consents in lieu of a vote as permitted by the DGCL, the Certificate of Incorporation and the Bylaws) holders of Common Stock; and shall have such other voting rights as are specified in the Certificate of Incorporation and this Certificate of Designation.  When voting together with the holders of Series A Preferred Stock and Common Stock, each share of Series B Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of shares of Common Stock (including fractions of a share) into which each share of such Series B Preferred Stock is then convertible (regardless of whether sufficient shares of Common Stock are then authorized or reserved for issuance, it being understood that whenever any provision of this Certificate of Designations refers to the number of shares of Common Stock into which the Series A Preferred Stock is then convertible, such calculation shall be on a pro forma basis assuming that sufficient shares of Common Stock are authorized) on the record date for the determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited.  The holders of Series B Preferred Stock shall be entitled to receive notice of any stockholders’ meeting in accordance with the Certificate of Incorporation and Bylaws of the Corporation.

(b)           Waivers.  Except to the extent otherwise provided in this Certificate of Designation or required by the DGCL, the Requisite Holders may, via affirmative vote or written consent in lieu thereof, waive any rights of the holders of the Series B Preferred Stock set forth in this Certificate of Designation.  However, as long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, without the prior affirmative vote of the Requisite Holders, including, in each case, by merger, consolidation, reorganization or any other means: (a) (i) amend, waive, add to or repeal any provision of, or add any provision to, the Corporation’s Certificate of Incorporation, as amended (including this Certificate of Designation), or Bylaws if such action would adversely alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred Stock, except for the filing of the Series A Certificate of Designation, or (ii) amend, waive, add to or repeal any provision of, or add any provision to, the Series A Certificate of Designation unless a corresponding action has been approved under this Certificate of Designation under the terms hereof, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation (as set forth in Section 5) senior to, or otherwise pari passu with, the Series B Preferred Stock, except for the Series A Preferred Stock, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series B Preferred Stock, (d) increase the number of authorized shares of Preferred Stock or any series thereof, (e) (i) increase the number of shares of Series B Preferred Stock authorized pursuant to this Certificate of Designation or increase the number of shares of Series A Preferred Stock authorized pursuant to the Series A Certificate of Designation, (ii)  except in connection with the conversion of the Company’s senior secured convertible notes in the aggregate principal amount of $11,150,000 into shares of Series B Preferred Stock, issue any shares of Series B Preferred Stock, or (iii) except at a closing pursuant to the Purchase Agreement as in effect on the date hereof, issue any shares of Series A Preferred Stock; or (f) enter into any agreement with respect to any of the foregoing. The Company shall not provide any consideration to a holder of Series B Preferred Stock or Series A Preferred Stock in connection with any consent, waiver or approval under this Section 3(b) or Section 7 or under the Series A Certificate of Designation unless identical per-share consideration is provided to each other holder of Series B Preferred Stock and Series A Preferred Stock.

SECTION 4                              Dividends.

(a)           Dividend Amount.  The Series B Preferred Stock shall not bear any mandatory dividend. Dividends on the Series B Preferred Stock shall be payable pari passu with dividends on the Series A Preferred Stock, and only if, as and when declared by the Board of Directors of the Corporation and shall be non-cumulative, and in preference and priority to any payment of any dividend on the Common Stock.  If the assets of the Corporation shall be insufficient to pay the holders of Series B Preferred Stock and Series A Preferred Stock the full amount of unpaid dividends to which they shall be entitled, then the holders of Series B Preferred and Series A Preferred Stock shall share in any such payment of dividends on a pro rata basis according to the respective amounts each such holder would have received had there been sufficient assets therefor.  After payment of such preferential dividends to the holders of shares of the Series B Preferred Stock and Series A Preferred Stock, if the Board of Directors of the Corporation shall declare a dividend payable upon the then outstanding shares of the Common Stock, the Board shall declare at the same time a dividend upon each outstanding share of the Series B Preferred Stock and Series A Preferred Stock, payable at the same time as the dividend paid on the Common Stock, in an amount per share of the Series B Preferred and Series A Preferred Stock equal to the amount payable on the largest number of whole shares of the Common Stock into which each share of the Series B Preferred Stock and Series A Preferred Stock is then convertible pursuant to the applicable provisions of this Certificate of Designation and the Series A Certificate of Designation, as applicable.

(b)           Distributions Other than Cash. Whenever the distributions provided for in this Section 4 shall be payable in property other than cash, the value of such distribution shall be the Fair Market Value thereof.  All distributions (including distributions other than cash) made hereunder shall be made pro rata to the holders of Series B Preferred Stock.

(c)           Equitable Adjustments.  All numbers relating to the calculation of dividends shall be subject to an equitable adjustment in the event of any Series B Recapitalization Event.

SECTION 5                              Liquidation Preference.

(a)           Liquidation Preference of Series B Preferred Stock.  In the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or in the event of its insolvency, the holders of Series B Preferred Stock shall be entitled, pari passu with distributions on the Series A Preferred Stock, to have set apart for them, or to be paid, out of the assets of the Corporation available for distribution to stockholders (whether such assets are capital, surplus or earnings) after provision for payment of all debts and liabilities of the Corporation in accordance with the DGCL, before any distribution or payment is made with respect to any shares of Common Stock or any other class or series of capital stock of the Corporation designated to be junior to the Series B Preferred Stock and Series A Preferred Stock and subject to the liquidation rights and preferences of any class or series of Preferred Stock authorized under Sections 3 and 7 hereof and designated to be senior to, or on a parity with, the Series B Preferred Stock with respect to liquidation preferences, including the Series A Preferred Stock, an amount equal to $10.00 per share of Series B Preferred Stock (which amount shall be subject to an equitable adjustment in the event of any Series B Recapitalization Event).

(b)           Insufficient Assets.  If, upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the assets legally available for distribution among the holders of the Series B Preferred Stock and Series A Preferred Stock shall be insufficient to permit payment to such holders of the full preferential amount as provided for in Section 5(a) above, then such holders shall share ratably in any distribution of available assets according to the respective amounts which would otherwise be payable with respect to the shares of Series B Preferred Stock and Series A Preferred Stock held by them upon such liquidating distribution if all amounts payable on or with respect to such shares were paid in full, based upon the aggregate liquidation value payable upon all shares of Series B Preferred Stock and Series A Preferred Stock then outstanding.

(c)           Distributions Other than Cash. Whenever the distribution provided for in this Section 5 shall be payable in property other than cash, the value of such distribution shall be the fair market value thereof as determined in good faith by the Board of Directors. All distributions (including distributions other than cash) made hereunder shall be made pro rata to the holders of Series B Preferred Stock and the Series A Preferred Stock.

(d)           Equitable Adjustments.  The amounts to be paid or set aside for payment as provided above in this Section 5 shall be proportionately increased or decreased in inverse relation to the change in the number of outstanding shares resulting from any Series B Recapitalization Event.

(e)           Notwithstanding anything else in this Certificate of Designations, a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation shall be deemed to include (A) (i) the acquisition of the Corporation by another Person by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, consolidation or similar transaction, whether of the Corporation with or into any other Person or Persons or of any other Person or Persons with or into the Corporation, but excluding any merger effected exclusively for the purpose of changing the domicile of the Corporation); or (ii) a sale of all or substantially all of the assets of the Corporation on a consolidated basis; provided that a consolidation or merger as a result of which the holders of capital stock of the Corporation immediately prior to such merger or consolidation possess (by reason of such holdings) 50% or more of the voting power of the corporation surviving such merger, consolidation or similar transaction (or other Person which is the issuer of the capital stock into which the capital stock of the Corporation is converted or exchanged in such merger or consolidation) shall not be treated as a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation within the meaning of this Section 5, (B) a transaction or series of transactions in which a person or group of persons (as defined in Rule 13d-5(b)(1) of the Exchange Act) acquires beneficial ownership (as determined in accordance with Rule 13d-3 of the Exchange Act) of more than 50% of the Common Stock or the voting power of the Corporation, or (C) the sale or exclusive license of all or substantially all of the intellectual property rights of the Company and its subsidiaries..  The Corporation shall take all steps necessary to ensure that no liquidation, dissolution or winding up transaction shall be effected without compliance with this Section 5.  Without limiting the foregoing, if necessary in order to accomplish the objectives of this Section 5, the Corporation shall make payment of the Liquidation Preference of the Series B Preferred Stock by way of redemption of the outstanding shares of Series B Preferred Stock immediately after the consummation of the liquidation, dissolution or winding up.

SECTION 6                              Conversion Rights.

(a)           General.  Immediately upon the effectiveness of the filing of an amendment to the Corporation’s Certificate of Incorporation authorizing a sufficient number of shares of Common Stock to permit the conversion of the shares of Series B Preferred Stock into shares of Common Stock, all shares of Series B Preferred Stock shall automatically be converted, without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, into the number of fully paid and nonassessable shares of Common Stock equal to the number obtained by dividing (i) the applicable Original Purchase Price of such Series B Preferred Stock, plus the amount of any accumulated but unpaid dividends as of the Conversion Date, by (ii) the Conversion Price in effect at the close of business on the Conversion Date (determined as provided in this Section 6).

(b)           Fractions of Shares.  No fractional shares of Common Stock shall be issued upon conversion of shares of Series B Preferred Stock.  If more than one share of Series B Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock to be issued shall be computed on the basis of the aggregate number of shares of Series B Preferred Stock so surrendered.  Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series B Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional share in an amount equal to the product of such fraction multiplied by the Market Price of one share of Common Stock on the Conversion Date.

(c)           Adjustments to Conversion Price.

(i)           Upon Stock Dividends, Subdivisions or Splits.  If, at any time after the date hereof, the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, following the record date for the determination of holders of Common Stock entitled to receive such stock dividend, or to be affected by such subdivision or split-up, the Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of Series B Preferred Stock shall be increased in proportion to such increase in outstanding shares.

(ii)           Capital Reorganization, Merger or Sale of Assets.  If, at any time while this Series B Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Series B Preferred Stock, the holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the number of shares of Common Stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Series B Preferred Stock is convertible immediately prior to such Fundamental Transaction.  For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holder of the Series B Preferred Stock shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Series B Preferred Stock following such Fundamental Transaction.  To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the holders new preferred stock consistent with the foregoing provisions and evidencing the holders’ right to convert such preferred stock into Alternate Consideration.  The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation in accordance with the provisions of this paragraph pursuant to written agreements in form and substance reasonably satisfactory to the holder and approved by the holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of this Series B Preferred Stock, deliver to the holder in exchange for this Series B Preferred Stock a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Series B Preferred Stock which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon conversion of this Series B Preferred Stock (without regard to any limitations on the conversion of this Series B Preferred Stock) prior to such Fundamental Transaction, and with a conversion price which applies the conversion price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of this Series B Preferred Stock immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designation referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under this Certificate of Designation with the same effect as if such Successor Entity had been named as the Corporation herein.

(iii)           Deferral in Certain Circumstances.  In any case in which the provisions of this Section 6(c) shall require that an adjustment shall become effective immediately after a record date of an event, the Corporation may defer until the occurrence of such event (1) issuing to the holder of any Series B Preferred Stock converted after such record date and before the occurrence of such event the shares of capital stock issuable upon such conversion by reason of the adjustment required by such event and issuing to such holder only the shares of capital stock issuable upon such conversion before giving effect to such adjustments, and (2) paying to such holder any amount in cash in lieu of a fractional share of capital stock pursuant to Section 6(b) above; provided, however, that the Corporation shall deliver to such holder an appropriate instrument or due bills evidencing such holder’s right to receive such additional shares and such cash.

(d)                 Mechanics of Conversion.  The Series B Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) of the event triggering automatic conversion pursuant to Section 6(a), and at such time the rights of the holder of such shares of Series B Preferred Stock as a holder shall cease, and the person or persons entitled to receive the Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Stock as and after such time.  As promptly as practicable on or after the Conversion Date, and upon surrender of the certificate evidencing such share of Series B Preferred Stock, the Corporation shall issue and shall deliver at any office or agency of the Corporation maintained for the surrender of Series B Preferred Stock a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share, as provided in Section 6(b).

(e)           Obligation Absolute; Partial Liquidated Damages.  The Corporation’s obligation to issue and deliver the shares of Common Stock upon conversion of the Series B Preferred Stock (the “Conversion Shares”) in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such holder.

(f)           Notice of Adjustment of Conversion Price.  Whenever the provisions of Section 6(c) require that the Conversion Price be adjusted as herein provided, or at any other time upon request of a holder of Series B Preferred Stock, the Corporation shall compute the adjusted Conversion Price in accordance with Section 6(c) and shall prepare a certificate signed by the Corporation’s chief executive officer or chief financial officer setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed at each office or agency maintained for such purpose for conversion of shares of Series B Preferred Stock and mailed by the Corporation at its expense to all holders of Series B Preferred Stock at their last addresses as they shall appear in the stock register.

(g)           Corporation to Reserve Common Stock.  Subject to the filing of an amendment to the Corporation’s Certificate of Incorporation authorizing a sufficient number of shares of Common Stock to permit the conversion of the shares of Series B Preferred Stock into shares of Common Stock, the Corporation shall at all times reserve and keep available, free from preemptive rights, out of the authorized but unissued Common Stock or out of the Common Stock held in treasury, for the purpose of effecting the conversion of Series B Preferred Stock, the full number of shares of Common Stock then issuable upon the conversion of all outstanding shares of Series B Preferred Stock.  The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

(h)           Taxes on Conversions.  The Corporation will pay any and all original issuance, transfer, stamp and other similar taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of Series B Preferred Stock pursuant hereto.  The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that of the holder of the share(s) of Series B Preferred Stock to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established to the satisfaction of the Corporation that such tax has been paid.

SECTION 7                                Negative Covenants.  As long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, and shall not permit any of the Subsidiaries to, directly or indirectly, without first obtaining the approval of the holders of not less than a majority of the total number of shares of Series B Preferred Stock then outstanding, voting together as a single class:

(a)           enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

(b)           enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents at a price per share less than $0.0025 (as adjusted for Series B Recapitalization Events and/or for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event involving a change in the capital structure of the Common Stock);

(c)           repeal any provision of, or add any provision to (including, in each case, by merger, consolidation, reorganization or any other means), the Corporation’s Certificate of Incorporation, as amended (including this Certificate of Designation), or Bylaws if such action would adversely any rights of the holders of Series B Preferred Stock as a class;

(d)           repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its Common Stock, Common Stock Equivalents, Series A Preferred Stock or Junior Securities;

(e)           pay dividends or distributions on Common Stock of the Corporation;

(f)           enter into any transaction with any Affiliate of the Corporation which would be required to be disclosed in any public filing with the Securities and Exchange Commission, unless such transaction is made on an arm’s-length basis and expressly approved by a majority of the disinterested directors of the Corporation (even if less than a quorum otherwise required for board approval); or

(g)           enter into any agreement with respect to any of the foregoing.

“Junior Securities” shall mean the Common Stock and all other Common Stock Equivalents of the Corporation other than those securities which, subject to prior compliance with Sections 3 and 7, are explicitly senior or pari passu to the Series B Preferred Stock in dividend rights or liquidation preference.

The Corporation will not, by amendment of its Certificate of Incorporation, as amended, or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designations and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series B Preferred Stock against impairment.

SECTION 8                                Miscellaneous.

(a)           Notices.  All notices, requests and other communications hereunder shall be in writing, shall be either (i) delivered by hand, (ii) made by telex, telecopy or facsimile transmission, (iii) sent by overnight courier, or (iv) sent by registered mail, postage prepaid, return receipt requested.  In the case of notices from the Corporation to the holder of Series B Preferred Stock, they shall be sent to the address furnished to the Corporation in writing by the last holder who shall have furnished an address to the Corporation in writing.  All notices from the holder to the Corporation shall be delivered to the Corporation at Zoo Entertainment, Inc., c/o Zoo Games, Inc., 575 Broadway, New York, NY 10012, Attn:  Chief Financial Officer, or such other address as the Corporation shall so notify the holder.  All notices, requests and other communications hereunder shall be deemed to have been given (i) by hand, at the time of the delivery thereof to the receiving party at the address of such party described above, (ii) if made by telex, telecopy or facsimile transmission, at the time that receipt thereof has been acknowledged by electronic confirmation or otherwise, (iii) if sent by overnight courier, on the next business day following the day such notices is delivered to the courier service, or (iv) if sent by registered mail, on the fifth business day following the day such mailing is made.

(b)           Lost or Mutilated Preferred Stock Certificate.  If a holder’s Series B Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series B Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

(c)           Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages and accrued interest, as applicable, on the shares of Series B Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

(d)           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof.  Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”).  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby.  If any party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

(e)           Waiver.  Any waiver by the Corporation or a holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other holders of Series B Preferred Stock.  The failure of the Corporation or a holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion.  Any waiver by the Corporation or a holder must be in writing.

(f)           Severability.  If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.  If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(g)           Next Business Day.  Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(h)           Headings.  The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

 IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock to be signed by David Fremed, its Chief Financial Officer, this 20th day of November, 2009.

By:	/s/ David Fremed
Name: David Fremed
Title: Chief Financial Officer